UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 2, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nemus Bioscience, Inc.

File No. 000-55136 - CF#31722

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Nemus Bioscience, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 3, 2014.

Based on representations by Nemus Bioscience, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through	May 15, 2015
Exhibit 10.12	through	September 28, 2024
Exhibit 10.13	through	September 28, 2024
Exhibit 10.14	through	September 28, 2024
Exhibit 10.17	through	May 15, 2015
Exhibit 10.18	through	April 31, 2015
Exhibit 10.19	through	May 15, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary